Exhibit (a)(1)(iv)

Offer to Purchase for Cash

any and all Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

at 23.00 Brazilian reais per Preferred Share

of

NET SERVIÇOS DE COMUNICAÇÃO S.A.

by

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.—EMBRATEL

a subsidiary of

EMBRATEL PARTICIPAÇÕES S.A.

Pursuant to the Offer to Purchase dated August 30, 2010

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK MELLON, AS RECEIVING AGENT, BY 10:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 5:00 P.M., NEW YORK CITY TIME, IN EACH CASE, ON SEPTEMBER 28, 2010, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

To Our Clients:

Enclosed for your consideration is an offer to purchase, dated August 30, 2010 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”), a corporation organized under the laws of the Federative Republic of Brazil and a subsidiary of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embrapar”), to purchase any and all preferred shares, no par value (“Preferred Shares”) (including Preferred Shares represented by American Depositary Shares, or “ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”) at a price of 23.00 Brazilian reais (“R$”) per Preferred Share (for reference, equivalent to approximately U.S.$13.11 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m. Brasilia time (“PTAX exchange rate”) on August 27, 2010, which was U.S.$1.00 = R$1.7540) in cash, net of the stock exchange and settlement fee described in the Offer Documents, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer Documents. ADS holders tendering through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the tender offer.

There is no separate tender offer being made in the United States to acquire shares or ADSs. If a holder of ADSs, each representing one Preferred Share, no par value, of Net, wishes to participate in the tender offer, the holder may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent, in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying Preferred Shares are accepted for purchase in the auction described in THE TENDER OFFER—Section 2—“Acceptance for Payment and Payment for Shares” in the Offer to Purchase, those ADSs will be cancelled so that the underlying Preferred Shares may be sold.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase.

The tender offer is subject to the conditions described in THE TENDER OFFER—Section 5—“Conditions to the Tender Offer” in the Offer to Purchase.

We are the holder of record of ADSs held by us for your account. A tender of the Preferred Shares underlying such ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Preferred Shares underlying ADSs held by us for your account.

Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all of the Preferred Shares underlying the ADSs held by us for your account through the receiving agent, pursuant to the terms and subject to the conditions set forth in the Offer Documents.

The enclosed Instruction Form cannot be used to tender Preferred Shares, except insofar as Preferred Shares are represented by ADSs. If you hold Preferred Shares that are not represented by ADSs, you can only tender such shares into the tender offer by following the instructions in the Offer Documents. See Instruction 10 of the Letter of Transmittal.

Please note the following:

1. The tender offer is being conducted concurrently in the United States and Brazil and is being made to all holders of Preferred Shares (including Preferred Shares represented by ADSs) wherever located. Separate offering materials have been published in Portuguese in Brazil. The Offer Documents are intended for holders of Preferred Shares that are U.S. residents and holders of ADSs representing Preferred Shares. In order to participate in the tender offer, a holder of ADSs may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the Preferred Shares underlying its ADSs through the receiving agent, an ADS holder may also surrender its ADSs to JPMorgan Chase Bank N.A. (“JPMorgan Chase Bank”), as ADS depositary, pay any applicable fee to JPMorgan Chase Bank in order to withdraw the Preferred Shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of Preferred Shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See THE TENDER OFFER—Section 3—“Procedures for Participating in the Tender Offer” in the Offer to Purchase.

2. After purchase by Embratel of the Preferred Shares underlying the ADSs tendered through the receiving agent (subject to any pro rata reduction of the shares purchased as described in the Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those Preferred Shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on the spot market exchange rate on the date the receiving agent is notified that its broker has received payment in Brazilian reais, net of expenses for converting Brazilian reais to U.S. dollars) of R$23.00 per Preferred Share (for reference, equivalent to approximately U.S.$13.11 per ADS based on the PTAX exchange rate of U.S.$1.00 = R$1.7540 on August 27, 2010), minus (a) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing Preferred Shares purchased in the tender offer, (b) the combined fee of 0.035% of the purchase price payable to the BM&FBOVESPA—Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”) and the Central Depositária da BM&FBOVESPA (the BM&FBOVESPA Central Depositary or “Central Depositary”), as described in THE TENDER OFFER—Section 1—“Terms of the Tender Offer and Expiration Date” in the Offer to Purchase, and (c) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender Preferred Shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to JPMorgan Chase Bank, as depositary under the deposit agreement governing Net’s ADS program. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing Preferred Shares purchased in the tender offer. ADS holders will receive the purchase price for ADSs representing Preferred Shares accepted for purchase in the tender offer in cash by check or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC by the tendering participant. Except in the limited circumstances described under SPECIAL FACTORS—Certain Rights of Shareholders Following the Tender Offer—Subsequent Offer Period and Shareholder Put Right, no interest will be paid on the purchase price for the ADSs, regardless of any extension of, or amendment to, the tender offer or any delay in making payment for the ADSs.

3. U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

4. Any holder of ADSs that wishes to tender Preferred Shares underlying ADSs through the receiving agent must do so no later than 10:00 a.m., New York City time (the “ADS Expiration Time”) on September 28, 2010, 2010 (such date, as it may be extended by us, the “Expiration Date”). See THE TENDER OFFER—Section 3—“Procedures for Participating in the Tender Offer” in the Offer to Purchase. The receiving agent will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the Preferred Shares underlying the ADSs in the auction as described in THE TENDER OFFER—Section 2—“Acceptance for Payment and Payment for Shares” in the Offer to Purchase.

5. In order to participate in the tender offer through the receiving agent, the following must be delivered to the receiving agent prior to the ADS Expiration Time, on the Expiration Date: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the receiving agent and in accordance with the instructions set forth in the Letter of Transmittal.

If you wish to have us tender any or all of the Preferred Shares underlying ADSs held by us for your account through the receiving agent, please so instruct us by completing, executing, detaching and returning to us the Instruction Form enclosed herein. If you authorize the tender of the Preferred Shares underlying your ADSs, the Preferred Shares underlying all such ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. Your instructions should be forwarded to us in ample time to permit us to submit a tender through the receiving agent on your behalf prior the ADS Expiration Time, on the Expiration Date.

The tender offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Embratel is not aware of any jurisdiction where the making of the tender offer would not be in compliance with the laws of that jurisdiction. If Embratel becomes aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable law, Embratel will make a good faith effort to comply with any such law. If, after such good faith effort, Embratel cannot comply with any such law, the tender offer will not be made to (nor will elections to tender shares be accepted from or on behalf of) the holders of Preferred Shares, and holders of ADSs representing Preferred Shares, in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Embratel by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The undersigned acknowledge(s) receipt of your letter and the Offer to Purchase and the related Letter of Transmittal in connection with the tender offer by Embratel.

Instruction Form

This will instruct you to tender through The Bank of New York Mellon, as receiving agent, the number of Preferred Shares underlying the ADSs indicated below (or if no number is indicated below, all the Preferred Shares underlying the ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Dated:             , 2010

Number of ADSs representing Preferred Shares to be tendered:*

Account Number:

Signature(s):

Please Print Name(s):

Address(es):

Area Code and Tel. No.:

Employer Identification or Social Security No.:

*	Unless otherwise indicated, it will be assumed that the Preferred Shares underlying all your ADSs are to be tendered.

Please return this form to the brokerage firm or other nominee.

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